SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

B. Riley Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05580M 108

(CUSIP Number)

Fred Goldman

c/o Equitec Group LLC

111 W. Jackson Blvd., Suite 2000

Chicago, Illinois 60604

(312) 692-5007

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05580M 108	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
DJ Fund Investments, LLC – Series E; Tax ID No. 46-3799992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,000,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.24%
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based upon 24,268,445 outstanding shares of Common Stock post-transaction with FBRC.

CUSIP No. 05580M 108	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 349,882
	8	SHARED VOTING POWER 2,000,000 Shares
	9	SOLE DISPOSITIVE POWER 349,882
	10	SHARED DISPOSITIVE POWER 2,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,882 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is based upon 24,268,445 outstanding shares of Common Stock post transaction with FBRC.

CUSIP No. 05580M 108	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Fred Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,000,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.24%
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Mr. Goldman disclaims beneficial ownership of these Shares.

** * This percentage is based upon 24,268,445 outstanding shares of Common Stock post-transaction with FBRC.

CUSIP No. 05580M 108	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS
Michael LaRocque
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,000,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.24%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Mr. LaRocque disclaims beneficial ownership of these Shares.

** * This percentage is based upon 24,268,445 outstanding shares of Common Stock post-transaction with FBRC.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 1”) is being filed jointly on behalf of DJ Fund Investments, LLC – Series E (“DJ Fund”), Daniel Asher, a member, and holder of less than 50% of the membership interests in DJ Fund, Fred Goldman, a manager of DJ Fund, and Michael LaRocque, a manager of DJ Fund (collectively, the “Reporting Persons” and each individually a “Reporting Person”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons on July 12, 2016 (the “July 12th Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of B. Riley Financial, Inc. (formerly Great American Group, Inc.), a Delaware corporation (the “Issuer”), whose principal executive offices are located at 21860 Burbank Boulevard, Suite 300 South, Woodland Hills, California.

Item 2. Change in Percentage Ownership

B. Riley Financial, Inc. acquired FBR & Co in a transaction that involved B. Riley issuing more common stock. The issuance of this stock reduced the percentages owned by the DJ Fund and Dan Asher.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017

DJ FUND INVESTMENTS, LLC - SERIES E
By: Fred Goldman
It’s Manager

/s/ Daniel Asher
DANIEL ASHER

/s/ Fred Goldman
FRED GOLDMAN

/s/ Michael Larocque
MICHAEL LAROCQUE

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